

Mail Stop 7010

March 27, 2008

Ms. Lori A. Walker
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415

      RE: The Valspar Corporation
              Form 10-K for the fiscal year ended October 26, 2007
              Filed December 21, 2007
              File #1-3011

Dear Ms. Walker:

      We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning intellectual property assets, acquisitions and disclosure controls and procedures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 26, 2007

Item 7. MD&A – Operations 2007 VS. 2006, page 14

1. We note that you sold certain intellectual property assets in the fourth quarter of 2007. It appears to us that the gain you recorded as a result of this sale had a significant impact on the trend in your results between FY 2007 and FY 2006;

however you provided minimal disclosures to allow investors to understand this transaction. Please tell us and revise future filings to:

- Disclose the amount of the gain you recorded;
- Clarify the specific nature of the assets you sold and the reason for the sale;
- Address the potential impact (if any) of the sale on future results;
- Disclose the nature of the consideration you received;
- Explain your basis for including the gain in other income based on the provisions of paragraph 45 of SFAS 144; and
- Provide all the disclosures required by paragraph 47 of SFAS 144 in the notes to your financial statements.

Item 8. Consolidated Financial Statements
Note 2. Acquisitions and Divestitures, page 31

2. In future filings, please consider presenting combined pro forma information for your acquisitions or demonstrate that such disclosures are not required. Reference paragraphs 54 and 55 of FAS 141

3. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of the terms of and your accounting for the put and call options related to the minority shares of Huarun Paints. Please clarify how the redemption value was determined at each balance sheet date and explain if there are circumstances in which these shares would not be acquired. Also, please clarify what, if any, impact the mandatorily redeemable stock accrual had on your EPS calculations during FY 2006. Based on your statement of changes in equity, we note there was a $3.4M accrual in FY 2006 however this amount is not included on your statement of income and does not appear to be included in your EPS calculations. We also note your disclosure that "the accruals for the redemption value will be subsequently reversed to net income upon exercise of the put or call option and acquisition of the underlying shares". Please more fully explain to us your proposed accounting for the acquisition of these shares and the basis for your proposed accounting. Finally, please explain to us how and why the deferred liability for excess cash related to the acquisition of Huarun is appropriately presented in the statements of cash flows.

4. With a view towards future disclosure, please more fully explain to us how you accounted for the modification in the terms of the shares awarded under the Huarun Long Term Inventive Plan. Reference SFAS 123(R).

Item 9A. Controls and Procedures, page 44

5. We note that you define disclosure controls and procedures however we also note that in their evaluation of such controls and procedures your chief executive

officer and chief financial officer concluded that they are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports you file or submit under the Exchange Act. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings, your officers may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Exchange Act Rule 13a-15(e).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief